Exhibit 99.1

Valens Semiconductor Reports Third Quarter 2024 Results

Reports beats on all guidance metrics

Awarded three automotive design wins from leading European OEMs for VA7000 MIPI A-PHY chipsets

Announces organizational changes and leadership transitions

Will host Investor Day on November 12, 2024

HOD HASHARON, Israel, November 6, 2024 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the third quarter ended September 30, 2024.

“We delivered solid third quarter results, reflecting the growth in the demand for our high-performance connectivity solutions” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “We surpassed the top end of our guidance on all metrics this quarter, driven by the growing demand for our technology from customers adopting our chipsets to create cutting-edge products.

“We are especially excited about our three new automotive design wins from leading European OEMs this quarter. We expect our VA7000 chipsets to be integrated into certain vehicle models starting in 2026 with accelerated adoption in 2027 and 2028. Additionally, now that leading OEMs have validated our technology, we are poised to expand our opportunity set with other OEMS and Tier-1 automotive suppliers looking to adopt the MIPI A-PHY standard.

“In our audio-video market, we are excited to see a high rate of adoption of our VS6320 chips with more than 50 customers now developing new products using them. We believe this reflects growing market demand for reliable, streamlined, and affordable connectivity and validates our groundbreaking technology. We expect the VS6320 to power a record number of customer products and are planning a robust lineup of new product launches over the next 12 months. We anticipate initial sales from the VS6320 before the end of the year with a continued ramp towards the end of 2025.

“We are seeing new opportunities for both our VA7000 and VS6320 technology in the dynamic machine vision vertical where growth is being driven by factory and warehouse automation, as well as more demanding inspection regulations. In this vertical, several camera module manufacturers are already integrating our chipsets into their cutting-edge products. We also received outstanding feedback from prospective customers on our technology at the recent VISION tradeshow.

“We are pleased with our progress in the third quarter and the momentum we are seeing in our business. Given the continued validation of our industry-leading technology and our fortress balance sheet, we are well positioned to capitalize on exciting growth opportunities in both existing industries and new ones,” concluded Ben-Zvi.

Recent Business Highlights

●	Achieved three design wins with European automotive OEMs for the VA7000 MIPI A-PHY compliant chipset, validating Valens’ position as a key supplier of ADAS connectivity solutions.

●	Progressed with the integration of Acroname, expanding Valens’ position in the industrial market with a holistic USB-focused offering.

●	Showcased VA7000 and VA6320 chipsets at VISION trade show and engaged with leading camera module manufacturers (Teledyne e2v, FRAMOS, Leopard Imaging, and others) in industrial machine vision.

●	Unveiled the breakthrough USB3 and industrial grade extender solution which eliminates the need for multiple cables and accelerates time to market for industrial vendors.

●	More than 50 customers are developing VS6320 based products for the audio-video market.

Key Financial Highlights

●	Third quarter 2024 revenues reached $16.0 million, exceeding our guidance of between $14.7 million dollars to $15.4 million dollars. This compared to $13.6 million in the second quarter of 2024 and compared to $14.2 million in the third quarter of 2023.

o	Audio-video revenues accounted for approximately 60% of total revenues at $9.4 million compared to $8.1 million dollars in the second quarter of 2024 and compared to $9.7 million in the third quarter of 2023.

o	Acroname contributed revenues of $1.6 million in its first full quarter following the acquisition in May, exceeding the guidance of $1.2-1.4 million. Acroname’s results are included in the Audio- Video segment results.

o	Automotive revenues accounted for approximately 40% of total revenues at $6.6 million, compared to $5.5 million dollars in the second quarter of 2024 and compared to $4.5 million in the third quarter of 2023.

●	GAAP gross margin was 56.4% for the third quarter of 2024, above guidance of between 52% and 53% (non-GAAP gross margin was 60.7%). This compared to GAAP gross margin of 61.4% in the second quarter of 2024 (non-GAAP gross margin of 64.5%) and 58.9% for the third quarter of 2023 (non-GAAP gross margin of 61.1%).

o	On a segment basis, audio-video gross margin was 70.2% and automotive gross margin was 37.0% compared to 75.4% and 40.9%, respectively, in the second quarter of 2024 and compared to 75.8% and 21.6%, respectively, in the third quarter of 2023. The increase in automotive gross margin compared to the third quarter of 2023 was due to improvement in our chip costs. The decrease in Audio Video gross margin was due to product mix shift and lower fixed cost absorption.

●	GAAP net loss was $(10.4) million in the third quarter of 2024, compared to a GAAP net loss of $(8.9) million in the second quarter of 2024 and compared to $(12.5) million in the third quarter of 2023.

●	Adjusted EBITDA loss in the third quarter of 2024 was $(5.1) million, beating the guidance range of a loss between $(6.8) million and $(6.3) million. This compared to Adjusted EBITDA loss of $(5.2) million in the second quarter of 2024 and compared to $(8.8) million in the third quarter of 2023.

●	Strong balance sheet of $133.1 million in cash, cash equivalents and short-term deposits, and no debt, as of September 30, 2024, compared to $130.6 million on June 30, 2024, and $142.0 million on Dec 31, 2023.

●	Inventory balance of $11.7 million on September 30, 2024, down compared to $14.1 million on June 30, 2024, and $13.8 million as of Dec 31, 2023.

Financial Outlook

“Looking ahead, we remain confident in our growth potential for the medium and long term,” said Guy Nathanzon, CFO of Valens Semiconductor. “We are committed to pushing the boundaries of connectivity with our advanced chipsets that empower customers to bring disruptive products to both established and emerging markets.”

“Our fourth quarter 2024 revenues are expected to range between $16.0 million and $16.3 million. Gross margin is expected to range between 58.0% and 62.0%, and adjusted EBITDA loss is expected to range between $(4.9) million and $(4.0) million. For the full year 2024, we expect revenues to be in the range of $57.2 million and $57.5 million. Gross margin is expected to range between 58.0% and 60.0%, and adjusted EBITDA loss is expected to range between $(22.3) million and $(21.4) million. We ended the third quarter with a strong cash position and look forward to investing in innovation and strategic acquisitions that support long-term growth,” concluded Nathanzon.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Organizational Changes and Leadership Transitions

To address new opportunities across verticals, the Company is implementing organizational changes within the Audio-Video business unit. Valens’ Audio-Video Business Unit will now be named Cross Industry Business Unit, encompassing verticals including Audio-Video, Industrial, Machine Vision, and Medical. To facilitate the Company’s growth strategy, the Cross Industry Business Unit will also include a change in leadership. Valens is confident that these changes will enable the Company to achieve its goals in these new high-growth markets.

Gideon Ben-Zvi said, “After over a decade, Gabi Shriki will be stepping down as SVP, Head of Valens’ Audio-Video Business Unit. Gabi has been instrumental in establishing and growing the Audio-Video Business and has played a pivotal role in positioning Valens as the unrivaled leader in Professional Audio-Video connectivity. On behalf of the Valens team, I would like to thank Gabi for his outstanding dedication and vast contributions to the Company,” concluded Ben-Zvi. The new Head of Cross Industry Business Unit, whose name will be disclosed at a later date, will join Valens starting February 16, 2025. Gabi will remain at Valens to facilitate a seamless transition.

The Company has announced that Gideon Kedem, SVP, Head of Valens’ Automotive Business will be retiring at the end of the year and Adar Segal has been appointed to the role of SVP, Head of Automotive Sales and Business Development, effective January 1, 2025. Gideon Kedem will remain at Valens to facilitate a seamless transition.

Gideon Ben-Zvi said, “Gideon Kedem’s tenure at Valens has been marked by his exceptional leadership, dedication, and an unwavering focus on advancing our automotive business. I would like to thank Gideon Kedem for postponing his personal retirement plans until he achieved his goal of securing new design wins for Valens. After laying the foundation for future success, he is now ready to pass on the leadership of the Automotive Business. We thank Gideon Kedem for his many contributions to Valens and wish him all the best in his retirement.”

Adar Segal joins Valens with over 20 years of expertise in technology-driven sales, complex deal structures, and partnerships across multiple high-tech industries. In his most recent roles, Adar led strategic growth at companies such as TriEye and Cadence Design Systems.

Ben-Zvi added, “Adar is a seasoned executive in our industry. His extensive background, track record, and industry relationships make him the ideal leader for the next phase of our success in our automotive business. In this role, he will focus on automotive sales and business development as we continue to pursue OEM design wins and expand our market reach. We are excited to welcome Adar into the Valens team and look forward to the vision he brings to advance our strategic goals.”

Investor Day

Valens Semiconductor will host an Investor Day on Tuesday, November 12, 2024, at 12 p.m. Eastern Time (ET) in New York City. The event, hosted by Gideon Ben Zvi, CEO, and Guy Nathanzon, CFO, will feature the Company’s enhanced strategic plan, long-term financial objectives and expanded go-to-market strategy focused on high-growth industries and applications. Valens will also demonstrate its advanced technology and share video testimonials from leading customers and partners. Due to limited capacity, attendance is by invitation only. Interested parties can contact Investors@valens.com.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, November 6, 2024, at 8:30 a.m. ET to discuss its third quarter 2024 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues	16,038	14,166	41,194	62,221
Gross Profit	9,045	8,338	24,204	39,065
Gross Margin	56.4%	58.9%	58.8%	62.8%
Net loss	(10,355)	(12,492)	(29,266)	(22,451)
Working Capital[1]	136,146	152,560	136,146	152,560
Cash, cash equivalents and short-term deposits[2]	133,098	142,696	133,098	142,696
Net cash provided by (used in) operating activities	2,964	6,088	1,349	(2,223)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	60.7%	61.1%	62.3%	64.2%
Adjusted EBITDA Loss[4]	(5,137)	(8,831)	(17,374)	(12,471)
Non-GAAP Loss per share (in U.S. Dollars)[5]	$(0.03)	$(0.08)	$(0.13)	$(0.11)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation, depreciation and amortization expenses, divided by revenue. For the three months ended September 30, 2024, and 2023, share-based compensation, depreciation and amortization expenses were $684 thousand and $312 thousand, respectively. For the nine months ended September 30, 2024, and 2023, share-based compensation, depreciation and amortization expenses were $1,454 thousand and $872 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, certain batch production incident expenses and change in fair value of Forfeiture Shares and earnout liability, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

REVENUES	16,038	14,166	41,194	62,221
COST OF REVENUES	(6,993)	(5,828)	(16,990)	(23,156)
GROSS PROFIT	9,045	8,338	24,204	39,065
OPERATING EXPENSES:
Research and development expenses	(10,309)	(13,419)	(30,415)	(39,540)
Sales and marketing expenses	(4,880)	(4,015)	(13,636)	(13,330)
General and administrative expenses	(5,825)	(3,843)	(12,793)	(11,376)
Change in earnout liability	(264)	-	(292)	-
TOTAL OPERATING EXPENSES	(21,278)	(21,277)	(57,136)	(64,246)
OPERATING LOSS	(12,233)	(12,939)	(32,932)	(25,181)
Change in fair value of Forfeiture Shares	3	89	38	1,618
Financial income, net	1,885	368	3,659	1,160
LOSS BEFORE INCOME TAXES	(10,345)	(12,482)	(29,235)	(22,403)
INCOME TAXES	(14)	(16)	(52)	(61)
LOSS AFTER INCOME TAXES	(10,359)	(12,498)	(29,287)	(22,464)
Equity in earnings of investee	4	6	21	13
NET LOSS	(10,355)	(12,492)	(29,266)	(22,451)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.10)	$(0.12)	$(0.28)	$(0.22)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET LOSS PER ORDINARY SHARE	106,098,703	102,216,654	105,075,212	101,659,653

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30, 2024	December 31, 2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	35,443	17,261
Short-term deposits	97,655	124,759
Trade accounts receivable	7,217	14,642
Inventories	11,737	13,836
Prepaid expenses and other current assets	3,000	4,196
TOTAL CURRENT ASSETS	155,052	174,694

LONG-TERM ASSETS:
Property and equipment, net	2,889	2,954
Operating lease right-of-use assets	6,460	2,202
Intangible assets	4,937	-
Goodwill	1,847	-
Other assets	702	708
TOTAL LONG-TERM ASSETS	16,835	5,864

TOTAL ASSETS	171,887	180,558
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES	18,906	15,931

LONG-TERM LIABILITIES

Forfeiture Shares	-	38
Non-current operating leases liabilities	3,598	190
Earnout liability	2,328	-
Other long-term liabilities	66	95
TOTAL LONG-TERM LIABILITIES	5,992	323

TOTAL LIABILITIES	24,898	16,254

TOTAL SHAREHOLDERS’ EQUITY	146,989	164,304

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	171,887	180,558

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(10,355)	(12,492)	(29,266)	(22,451)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	823	400	1,758	1,193
Stock-based compensation	3,760	3,708	11,259	11,517
Exchange rate differences	87	1,379	1,353	3,652
Interest on short-term deposits	(312)	22	605	(367)
Change in fair value of forfeiture shares	(3)	(89)	(38)	(1,618)
Change in earnout liability	264	-	292	-
Reduction in the carrying amount of ROU assets	896	478	1,619	1,464
Equity in earnings of investee, net of dividend received	4	6	21	13
Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	2,804	8,429	7,719	3,854
Prepaid expenses and other current assets	977	643	1,285	1,046
Inventories	2,274	2,115	4,675	6,914
Long-term assets	(73)	(40)	(7)	(6)
Current Liabilities	2,692	1,916	1,590	(6,256)
Change in operating lease liabilities	(865)	(392)	(1,487)	(1,251)
Other long-term liabilities	(9)	5	(29)	73
Net cash provided by (used in) operating activities	2,964	6,088	1,349	(2,223)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(16,443)	(64,189)	(103,662)	(173,342)
Maturities of short-term deposits	25,380	47,803	129,418	166,757
Purchase of property and equipment	(722)	(180)	(987)	(1,099)
Cash paid for business combination, net of cash acquired	-	-	(7,800)	-
Net cash provided by (used in) investing activities	8,215	(16,566)	16,969	(7,684)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	56	279	692	1,265
Net cash provided by financing activities	56	279	692	1,265

Effect of exchange rate changes on cash and cash equivalents	(498)	(25)	(828)	(196)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,737	(10,224)	18,182	(8,838)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	24,706	21,410	17,261	20,024
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	35,443	11,186	35,443	11,186

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	39	10	102	262

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	309	-	309	125
Fair value of earnout liability assumed in business combination	-	-	2,036	-
Operating lease liabilities arising from obtaining operating right-of-use assets	579	33	5,412	469

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, certain batch production incident expenses and change in fair value of Forfeiture Shares and earnout liability, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Net Loss	(10,355)	(12,492)	(29,266)	(22,451)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(3)	(89)	(38)	(1,618)
Change in earnout liability	264	-	292	-
Certain batch production incident expenses	2,249	-	2,249	-
Financial income, net	(1,885)	(368)	(3,659)	(1,160)
Income taxes	14	16	52	61
Equity in earnings of investee	(4)	(6)	(21)	(13)
Depreciation and amortization	823	400	1,758	1,193
Stock-based compensation expenses	3,760	3,708	11,259	11,517
Adjusted EBITDA Loss	(5,137)	(8,831)	(17,374)	(12,471)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
GAAP Loss per Share	2024	2023	2024	2023

GAAP Net Loss used for computing Loss per Share	(10,355)	(12,492)	(29,266)	(22,451)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.10)	$(0.12)	$(0.28)	$(0.22)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	106,098,703	102,216,654	105,075,212	101,659,653

	Three Months Ended September 30,		Nine Months Ended September 30,
Non-GAAP Loss per Share[7]	2024	2023	2024	2023

GAAP Net Loss	(10,355)	(12,492)	(29,266)	(22,451)
Adjusted to exclude the following:
Stock based compensation	3,760	3,708	11,259	11,517
Depreciation and amortization	823	400	1,758	1,193
Certain batch production incident expenses	2,249	-	2,249	-
Change in earnout liability	264	-	292	-
Change in fair value of Forfeiture Shares	(3)	(89)	(38)	(1,618)
Total Non-GAAP Loss used for computing Loss per Share	(3,262)	(8,473)	(13,746)	(11,359)
Earnings Per Share Data:
Non-GAAP (Loss) per Share (in U.S. Dollars)	$(0.03)	$(0.08)	$(0.13)	$(0.11)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	106,098,703	102,216,654	105,075,212	101,659,653

[7]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock-based compensation, depreciation and amortization, certain batch production incident expenses and the change in fair value of Forfeiture Share and earnout liability divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contacts:

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor Ltd.
michal.benari@valens.com

Lisa Fortuna
Financial Profiles, Inc.
Valens@finprofiles.com

Media Contact:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
yoni.dayan@valens.com

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